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             HX INVESTORS, L.P. ANTICIPATES DISTRIBUTIONS TO BE MADE
                                       AND
                   CERTAIN PROPERTIES TO BE MARKETED FOR SALE
        SHORTLY AFTER CONSUMMATION OF ITS TENDER OFFERS FOR UP TO 30% OF
            THE OUTSTANDING SHARES IN SHELBOURNE PROPERTIES I, INC.,
       SHELBOURNE PROPERTIES II, INC. AND SHELBOURNE PROPERTIES III, INC.

     JERICHO, NEW YORK, August 7, 2002 -- HX Investors, L.P. announced today that, promptly following the consummation of its tender offers which are set to expire at 12:00 midnight, eastern standard time, on August 16, 2002, pursuant to its Offers to Purchase, dated July 5, 2002, as supplemented, for up to 30% of the outstanding shares of common stock in each of Shelbourne Properties I, Inc. (Amex: HXD), Shelbourne Properties II, Inc. (Amex: HXE) and Shelbourne Properties III, Inc. (Amex: HXF), HX Investors, L.P. intends to propose that Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies") make distributions to holders of record following the consummation of the tender offers of 80% of each of the Companies' current excess net cash and immediately begin marketing for sale each of the following properties: 568 Broadway, New York, New York (owned by Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc.); Commerce Plaza I, Richmond, Virginia (owned by Shelbourne Properties II, Inc.); and one of the Tri-Columbus Warehouses, Columbus, Ohio (owned by Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc.).

     The distributions and marketing of the properties are in accordance with the agreements entered into between HX Investors L.P. and each of the Companies and will likely be implemented prior to the submission under those agreements of certain Plans of Liquidation to stockholders for approval. As indicated in Supplement No. 1 dated August 1, 2002, and Supplement No. 2 dated August 5, 2002, to HX Investors, L.P.'s Offers to Purchase, HX Investors, L.P. agreed to the following additional substantial benefits for the non-tendering

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stockholders. These benefits have been designed to enhance stockholder liquidity, representation and value:

     1. HX Investors, L.P.'s non-independent nominees to the Boards of Directors of each of the Companies will, subject to their fiduciary duties and existing Company obligations, support and recommend the implementation of the following distribution policy for the Companies:

         o 80% of each of the Companies' current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of HX Investors, L.P. as directors of the Companies.

         o Each of the Companies will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

     2. The Plans of Liquidation to be submitted for stockholder approval will provide that:

         o All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

         o All net property sale proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

     3. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with HX Investors, L.P. and so long as a majority of the relevant Board of Directors consists of members nominated by HX Investors, L.P., or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 2 above as to a given Company shall result in each of the following:

         o Permanent elimination of the 15% incentive payment as to the applicable Company.

         o Elimination of any service fees payable to affiliates of HX Investors, L.P. by that Company during the period in which the distribution was delayed.

         o Elimination of any fees payable to directors (other than those of objecting directors) of the applicable Company during the period in which the distribution was delayed.

     4. If prior to December 31, 2004, stockholders shall not have received aggregate distributions equal on a per share basis to $48.00 with respect to Shelbourne Properties I, Inc., $56.00 for Shelbourne Properties II, Inc., and $44.00 for


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         Shelbourne Properties III, Inc., then HX Investors, L.P. will vote its shares at the next annual meeting of stockholders for the applicable Company(ies) in proportion to the stockholders not affiliated with HX Investors, L.P. on all matters properly brought before the meeting and the applicable Company(ies) will endeavor to cause such meeting to be held not later than May 30, 2005.

     5. If a Company's Plan of Liquidation is approved and the assets of such Company are not fully liquidated by October 31, 2007, HX Investors, L.P. will vote its shares on any stockholder proposal in accordance with the majority of the shares voted by the stockholders of the applicable Company(ies) not affiliated with HX Investors, L.P.

     6. If the Plans of Liquidation are not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of HX Investors, L.P. will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the sale.

     7. The Plans of Liquidation will provide that the management service fee of $200,000 payable by each of the Companies to an affiliate of HX Investors, L.P. will not be increased after the expiration of the three year period presently provided.

     8. Cash reserves of each of the Companies in excess of $500,000 will be invested only in short term U.S. Treasuries or other short term federally insured obligations.

     9. No independent director of the Boards of Directors of each of the Companies nominated by HX Investors, L.P. will have any prior or current affiliation with the executive officers of a Company, HX Investors, L.P. or their respective affiliates, or will have served or will serve on a board of a public company (other than the Companies) with any other director of a Company including another independent director.

     10. For so long as the nominees of HX Investors, L.P. (or persons nominated or approved by such nominees) constitute (i) a majority of the applicable Board of Directors or (ii) with respect to any specific matter submitted to the applicable Board of Directors for action or vote, a majority of the directors entitled or available to vote on and not disqualified from voting on such matter, HX Investors, L.P. will in the event of litigation seeking performance of the terms of the agreement between HX Investors, L.P. and such Company as described in paragraphs 1-9 above (including, without limitation, the Plan of Liquidation) reimburse the applicable Company and any plaintiffs for reasonable attorneys' fees and expenses incurred in such litigation if
         (x) such party prevails in such litigation and (y) it is determined pursuant to a final nonappealable judgment that the applicable Company failed to fulfill a material obligation hereunder. Further, HX Investors, L.P. agrees that specific performance is a proper remedy to be sought in any such litigation.

     For additional information, please contact MacKenzie Partners, Inc., our information agent, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).